Via Facsimile and U.S. Mail
Mail Stop 6010

February 5, 2009

Bruce S. Rosenbloom
Chief Financial Officer
PetMed Express, Inc.
1441 S.W. 29th Avenue
Pompano Beach, Florida 33069

Re: **PetMed Express, Inc.**
       Form 10-K for the Year Ended March 31, 2008
       Filed June 3, 2008
       File No. 000-28827

Dear Mr. Rosenbloom:

        We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where it requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K filed on June 3, 2008

Item 11. Executive Compensation

Compensation Discussion and Analysis, incorporated from page 15 of the proxy statement

1.   We note your statement that the compensation committee engages in benchmarking of
        the aggregate level of executive compensation, as well as the mix of elements used to

compensation the executive officer. If the compensation committee sets, adjusts or references compensation based on information gathered from a peer group of companies, please identify the peer companies, describe the information gathered about the peer companies and how your compensation compared, and explain how you used the data collected from peer companies to set or adjust your executive compensation. If the compensation committee did not use gathered information to set or adjust executive compensation, please explain how they used the information.

2.   In the Compensation Discussion and Analysis, you make the following statements:

- "…compensation is tied, in part, to the individual executive's performance to encourage and reflect individual contributions to corporate performance."
- "We seek to maintain a performance-oriented culture with a compensation approach that rewards our executive officers who achieve our goals and objectives, while putting at risk an appropriate portion of their compensation against the possibility that our goals and objectives may not be achieved."
- "The following is considered when determining appropriate salary levels and increases: individual current and sustained performance results and methods utilized to achieve results, and non-financial performance indicators to include strategic developments for which an executive has responsibility and managerial performance."

Your discussion does not explain the compensation committee's decision making process. To the extent that the compensation committee set individual and corporate goals, these goals should be described. Additionally, you should describe the committee's analysis as to whether, and to what extent, these goals were achieved and how the achievement or failure to achieve these goals influenced or determined the committee's decisions relating to each component of executive compensation.

Executive Compensation, incorporated from page 18 of the proxy statement

3.   According to the text following the table titled "Fiscal 2008 Summary Compensation Table" on page 18, the table reflects the dollar amount recognized for awards of restricted stock granted to each of the Named Executive Officers in fiscal 2008. This table indicates that $364,500 was recognized for grants to Menderes Akdag. However, your table titled "Fiscal 2008 Grants of Plan-Based Awards," appearing on page 19, indicates that there were no awards to Menderes Akdag in fiscal 2008. Please revise to eliminate the apparent inconsistency.

Item 15. Exhibits and Financial Statement Schedules, page 48

4.   On page 21 of your definitive proxy filed June 30, 2008, you disclose that you have an employment letter dated May 30, 2001 with Bruce S. Rosenbloom, your Chief Financial Officer. Please revise to file a copy of this agreement. See Item 601(b)(10) of Regulation S-K.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provide any requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact Jennifer Riegel at (202) 551-3575, Suzanne Hayes at (202) 551-3675 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey Riedler
Assistant Director